December 26, 2018

Benjamin Atkins
Chief Financial Officer
NextDecade Corp.
1000 Louisiana Street, 39th Floor
Houston, Texas 77002

       Re: NextDecade Corp.
           Registration Statement on Form S-3
           Filed December 20, 2018
           File No. 333-228914

Dear Mr. Atkins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products